NEWS RELEASE                                                                                           RUBICON
                                                                                                    MINERALS CORPORATION

TORONTO STOCK EXCHANGE  SYMBOL: RMX                                  OTCBB SYMBOL: RUBIF                         PR03-31
OCTOBER 22,  2003

RUBICON RENEGOTIATES WEST RED LAKE AGREEMENTS WITH REDSTAR

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that the Company has renegotiated its Option agreement with Redstar Gold Corp. (“RGC”) covering properties at the west end of the prolific Red Lake gold belt.  RGC is part way through earning a 51% interest by spending $2.575 million in exploration over four years of which approximately $1.5 million has been spent to date.  Revised terms are as follows:

1)         Rubicon has agreed to reduce the RGC earn-in expenditures required to increase its interest from 51% to 60% to $3 million.  In exchange for granting this reduction, RGC will issue 150,000 RGC shares to Rubicon.

2)         In the event a third party sub-options the properties, both RGC and Rubicon have agreed to dilute their relative positions pro-rata. In this event, RGC will issue shares to Rubicon in the amount of 4% of the number of issued and outstanding shares at the time of the sub-option, to a maximum of 1,000,000 shares.

3)         Rubicon has agreed to purchase 350,000 units of RGC at a price of $0.15. Each unit will consist of one share and one warrant exercisable for 12 months from date of issue at a price of $0.20.

4)         RGC has agreed, subject to securing funds, to making all of the 2004 underlying payments to Rubicon.

David Adamson states: “Rubicon is pleased to have renegotiated this agreement which allows greater flexibility to advance exploration on the properties.  As a result, Rubicon becomes a significant shareholder of RGC as well as an equity partner in the west Red Lake properties.”

This agreement is subject to applicable regulatory approvals.

Rubicon has $10 million in working capital and controls a 100% interest in a strategic land position in the prolific Red Lake gold camp in Ontario including the McFinley gold project.  In addition, the Company has significant exploration projects in Newfoundland, including the Golden Promise gold project, recently optioned to Placer Dome where a 16 month, $1.5 million exploration program will commence shortly.  Recently, the Company announced acquisition of a 50.1% interest in a private Nevada Exploration Company. The company also realizes cash flow from its royalty division estimated to be approximately $670,000 gross proceeds in cash plus share value in its first year.

RUBICON MINERALS CORPORATION
David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                            Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual
results to differ materially from  targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements